Exhibit 99

1. As a result of Moore Wallace Incorporated (the "Company") obtaining shareholder approval on February 23, 2004, to issue $40,971,350 million of merger consideration owed to the Greenwich Street Funds (defined below) pursuant to the Agreement and Plan of Merger, dated as of November 26, 2003, as amended (the "Merger Agreement"), among Laser Company, Inc., Payment Processing Solutions, Inc., the Company and the stockholders of the Company, in the form of shares of the Company's common stock, no par value per share (the "Common Stock"), in lieu of cash, the Greenwich Street Funds will be issued 2,233,989 shares of Common Stock and will be the direct beneficial owner of an aggregate of 16,910,357 shares of Common Stock.

2. The Merger Agreement provides that the price per share of Common Stock equals the average, rounded to the nearest two decimal places, of the per share closing prices of the Common Stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on the second trading day prior to the date shareholder approval was obtained.

3. Greenwich Street Capital Partners II, L.P. ("GSCP II") will be the direct beneficial owner of 15,107,341 shares of the Common Stock, GSCP Offshore Fund, L.P. ("GSCP Offshore") will be the direct beneficial owner of 314,956 shares of Common Stock, Greenwich Fund, L.P. ("Greenwich Fund") will be the direct beneficial owner of 511,741 shares of Common Stock, Greenwich Street Employees Fund, L.P. ("Employees Fund") will be the direct beneficial owner of 901,863 shares of Common Stock and TRV Executive Fund, L.P. ("TRV," and together with GSCP II, GSCP Offshore, Greenwich Fund and Employees Fund, the "Greenwich Street Funds") will be the direct beneficial owner of 74,456 shares of Common Stock. Mr. Eckert is the direct beneficial owner of 63,234 shares of Common Stock, which include 15,734 deferred share units and 10,000 vested options under the Company's 2001 Long Term Incentive Plan.

4. Mr. Eckert is deemed to be the indirect beneficial owner of the 16,910,357 shares of Common Stock owned by the Greenwich Street Funds in his capacity as
(a) a managing member of Greenwich Street Investments II, L.L.C., which is the general partner of each of the Greenwich Street Funds, (b) a limited partner of GSCP (NJ), L.P. (the "Funds Manager"), which is the manager of the Greenwich Street Funds, and (c) an executive officer and stockholder of GSCP (NJ) Inc., which is the general partner of the Funds Manager.

5. Mr. Eckert disclaims beneficial ownership of the shares of Common Stock owned by the Greenwich Street Funds. Nothing in this Form 4 shall be construed as an admission that Mr. Eckert is, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or otherwise, the beneficial owner of any securities reported on this Form 4, except to the extent of his pecuniary interest in any such securities. The acquisition of the shares of Common Stock by the Greenwich Street Funds is being reported by Mr. Eckert only because of his affiliation with the Greenwich Street Funds.